SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
January 15, 2009
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

This Report on Form 6-K dated January 15, 2009 contains the notice of the Annual General Meeting of Infineon Technologies AG on February 12, 2009.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: January 15, 2009	By:	/s/ Peter Bauer
Peter Bauer
Member of the Management Board and Chief Executive Officer

	By:	/s/ Dr. Marco Schröter
Dr. Marco Schröter
Member of the Management Board and Chief Financial Officer

Infineon Technologies AG	Neubiberg,
Neubiberg	January 2009
Dear Shareholders,
Notice is hereby given that the
Annual General Meeting of Infineon Technologies AG
will be held on Thursday, February 12, 2009 at 10:00 a.m. at the ICM (International Congress Center Munich), which is located at Am Messesee 6, Messegelände, 81829 Munich, Germany.
Agenda
1.	Submission of the approved annual financial statements of Infineon Technologies AG and the approved consolidated financial statements as of September 30, 2008, of the combined management report for Infineon Technologies AG and the Infineon Group, and of the report of the Supervisory Board for the fiscal year 2007/2008

2.	Approval of the acts of the members of the Management Board

The Supervisory Board and the Management Board propose that the acts of the members of the Management Board active during the fiscal year 2007/2008 be approved in relation to this period.

3.	Approval of the acts of the members of the Supervisory Board

The Supervisory Board and the Management Board propose that the acts of the members of the Supervisory Board active during the fiscal year 2007/2008 be approved in relation to this period.

4.	Appointment of an auditor for the fiscal year 2008/2009

The Supervisory Board proposes that the following resolution be passed:

KPMG AG Wirtschaftsprüfungsgesellschaft, Berlin, is appointed as auditor and Group auditor for the fiscal year 2008/2009 and as auditor for the auditors’ review of interim financial reports in relation to this period.

5.	Authorization to purchase and use own shares

German company law allows the possibility of a company being given special authorization to purchase its own shares. If this possibility is used, the Annual General Meeting may also define specific potential uses of the shares purchased. The authorization granted to the Management Board by the last Annual General Meeting expires on August 13, 2009, and therefore needs to be renewed.

The Supervisory Board and the Management Board propose that the following resolution be passed:
(1)	Infineon Technologies AG (“the Company”) is authorized to purchase its own shares, within the statutory boundaries, in an aggregate amount not exceeding 10% of the share capital in existence at the time the resolution is passed. The Company may not use the authorization for the purposes of trading in its own shares.

The Company may use the authorization once or a number of times for one or a number of purposes and may in each case purchase any number of shares provided that the aforementioned maximum percentage is not exceeded. The authorization may also be used by dependent companies or companies in which the Company has a majority holding or by third parties acting on their own account or for dependent companies or companies in which the Company has a majority holding.

The Management Board decides whether own shares are purchased (a) through the stock exchange or (b) by means of a public offer to purchase addressed to all shareholders or a public invitation to submit offers for sale (referred to below as “public purchase offer”).
a)	If shares are purchased through the stock exchange, the purchase price per share (excluding incidental costs) paid by the Company may not be more than 10% above or below the price established in the Xetra (or comparable successor system) opening auction on the trading day.

b)	If shares are purchased by means of a public purchase offer, a fixed purchase price or purchase price range may be specified. The purchase price per share paid by the Company (excluding incidental costs) in this case may not be more than 20% above or below the arithmetical average value of the closing prices of the share in Xetra trading (or a comparable successor system) on the fifth, fourth and third exchange trading day prior to the day of publication of the public purchase offer (“effective date”). If significant price changes occur after the effective date, the purchase price may be adjusted according to the calculation mentioned in sentence 2; in this case the relevant time frame is the fifth, fourth and third trading day prior to the public announcement of any such adjustment. The volume of the purchase may be limited. If the total subscription for the public purchase offer exceeds this volume, the Company adopts a quota-based purchase approach. Provision may be made for a preferred acceptance of smaller quantities (up to 100 offered shares per shareholder). The public purchase offer may also provide for further terms and conditions.
(2)	The Company is authorized to sell shares in the Company purchased under this or a prior authorization via the stock exchange or by means of a public offer addressed to all shareholders, or to make use of them for the following purposes:
a)	The shares may be recalled without this recall or its implementation requiring any further resolution of the Annual General Meeting. The Management Board may also decide in this connection that the share capital will not be affected by the recall and that the proportion of non-recalled shares in the share capital will be increased accordingly. The Management Board is authorized to amend the number of ordinary shares indicated in the Articles of Association in this case.

b)	The shares may be offered and transferred to third parties in connection with company mergers or the acquisition of companies, parts of companies or participations in companies.

c)	The shares may be used to meet the Company’s obligations under bonds with warrants and convertible bonds issued or guaranteed by it in the past or in the future and in particular to meet obligations under the convertible bond issued in June

2003 by Infineon Technologies Holding B.V., of Rotterdam, the Netherlands, which is guaranteed by the Company.

d)	The shares may be used to meet obligations under the “Infineon Technologies AG Stock Option Plan 2006” (“Stock Option Plan 2006”). The principal features of the Stock Option Plan 2006 agreed by the Annual General Meeting of February 16, 2006 in relation to Item 6 on the Agenda may be inspected as part of the notarial transcript of the Annual General Meeting at Munich Local Court (commercial register). They are also available, as part of the documents giving notice of the 2006 Annual General Meeting, from the Company’s corresponding internet site, from where they may also be downloaded.

e)	The shares may be offered for acquisition and transferred to people who are employed by the Company or by a company affiliated with the Company.
The authorizations under Item (2) may be used once or a number of times, individually or together and in their maximum value or in fractions of their maximum value. Subscription rights of the shareholders with respect to the shares affected by these measures shall be excluded insofar as the shares concerned are used in accordance with the aforementioned authorizations under clauses b), c), d) or e).

(3)	This authorization will come into force on August 1, 2009 and remain in force until August 11, 2010. The authorization to purchase own shares approved by the Annual General Meeting of February 14, 2008 under Item 5 on the Agenda expires when the present authorization comes into force.
6.	Reduction and restriction of the Conditional Capital I and the Conditional Capital 2007, cancellation of the Conditional Capital IV/2006 and corresponding amendments to the Articles of Association

A portion of the Conditional Capital I and the Conditional Capital 2007 is no longer required. It is therefore possible to reduce these two conditional capitals and restrict their intended use. The Conditional Capital IV/2006 is no longer required and can be cancelled.
(1)	Conditional Capital I

The Conditional Capital I, which has a current value of EUR 91,635,548.00, is to be used pursuant to Section 4 (6) of the Articles of Association to service subscription rights under the “Infineon Stock Option Plan 1999” and the “Infineon Technologies AG 2001 International Long Term Incentive Plan”. The subscription rights issued under the “Infineon Stock Option Plan 1999” can no longer be exercised. The Conditional Capital I can now be reduced in value and have its intended use restricted to subscription rights issued and still exercisable under the “Infineon Technologies AG 2001 International Long Term Incentive Plan”, for which the Conditional Capital III is also available.

The Supervisory Board and Management Board propose that the following resolution be passed:
a)	The Conditional Capital I described in Section 4 (6) of the Articles of Association is reduced to an amount of up to EUR 34,635,548.00 that is to say to an amount sufficient for the issue of up to 17,317,774 shares. The Conditional Capital I is used solely to service subscription rights under the “Infineon Technologies AG 2001 International Long Term Incentive Plan” agreed by the Annual General Meeting of April 6, 2001.

All other regulations pertaining to the Conditional Capital I are unaffected.

b)	Section 4 (6) of the Articles of Association is revised as follows:

“(6) The share capital is conditionally increased by up to a nominal amount of EUR 34,635,548.00. The conditional increase in capital is effected by issuing up to 17,317,774 new registered shares that have dividend rights from the start of the fiscal year of their issue. The conditional increase in capital will be effected only insofar as the holders of subscription rights issued under the “Infineon Technologies AG 2001 International Long Term Incentive Plan” based on the authorization granted on April 6, 2001 choose to exercise their subscription rights (Conditional Capital I).”
The principal features of the “Infineon Technologies AG 2001 International Long Term Incentive Plan” agreed by the Annual General Meeting of April 6, 2001 may be inspected as part of the notarial transcript of the Annual General Meeting at Munich Local Court (commercial register). They are also available, as part of the documents giving notice of the 2001 Annual General Meeting, from the Company’s corresponding internet site, from where they may also be downloaded.
(2)	Conditional Capital 2007

According to Section 4 (7) of the Articles of Association, the Conditional Capital 2007 in an amount of up to EUR 248,000,000.00 serves the purpose of granting shares to the holders or creditors of bonds with warrants and/or convertible bonds issued by the Company or a subordinated group company on the basis of the authorization of the Annual General Meeting of February 15, 2007. Not all of the Conditional Capital 2007 is required for this purpose, and its value is consequently to be reduced.

The Supervisory Board and Management Board propose that the following resolution be passed:
a)	The Conditional Capital 2007 described in Section 4 (7) of the Articles of Association is reduced to an amount of up to EUR 149,900,000.00 that is to say to an amount sufficient for the issue of up to 74,950,000 shares.

All other regulations pertaining to the Conditional Capital 2007 are unaffected.

b)	Section 4 (7) sentence 1 of the Articles of Association is revised as follows:

“(7) The share capital is conditionally increased by up to EUR 149,900,000.00 by issuing up to 74,950,000 new no par value registered shares carrying a dividend right as of the beginning of the fiscal year in which they are issued.” The remaining sentences of Section 4 (7) of the Articles of Association are unaffected.

The remaining sentences of Section 4 (7) of the Articles of Association are unaffected.
(3)	Conditional Capital IV/2006

The Annual General Meeting of February 16, 2006 approved the “Infineon Technologies AG Stock Option Plan 2006” (“Stock Option Plan 2006”). Under the Stock Option Plan 2006, subscription rights can be issued only until midyear 2009. A sufficient amount of the Conditional Capital III remains available to service the subscription rights that have already been issued or can still be issued under the stock option plan.

The Conditional Capital IV/2006 serving the same purpose is no longer required and can be cancelled.

The Supervisory Board and Management Board propose that the following resolution be passed:

The existing Conditional Capital IV/2006 created to cover subscription rights under the Stock Option Plan 2006 is cancelled, and Section 4 (10) of the Articles of Association is accordingly deleted. The previous Section 4 (11) becomes Section 4 (10) of the Articles of Association.
7.	Creation of a new Authorized Capital 2009/I to be used to issue shares to employees and corresponding amendments to the Articles of Association

The Authorized Capital II/2004 of EUR 30,000,000.00 described in Section 4 (3) of the Articles of Association was created for the purpose of issuing shares to employees of the Company or its group companies. However, the Management Board’s authorization to increase the share capital accordingly with the approval of the Supervisory Board expires on January 19, 2009.

We wish to retain the option of being able to issue shares to employees of the Company or its group companies in future, and we consequently require a new authorized capital.

The Management Board and Supervisory Board propose that the following resolution be passed:
(1)	The Management Board is authorized, with the approval of the Supervisory Board, to increase the share capital in the period until February 11, 2014 once or in partial amounts by a total of up to EUR 30,000,000.00 by issuing new no par value registered shares against contributions in cash for the purpose of issuing shares to employees of the Company or its group companies (Authorized Capital 2009/I). The subscription right of existing shareholders is excluded in relation to these shares. The Management Board determines the further content of the rights attached to the shares and the terms of the share issue with the approval of the Supervisory Board.

(2)	Section 4 (3) of the Articles of Association is worded as follows:

“(3) The Management Board is authorized, with the approval of the Supervisory Board, to increase the share capital in the period until February 11, 2014 once or in partial amounts by a total of up to EUR 30,000,000.00 by issuing new no par value registered shares against contributions in cash for the purpose of issuing shares to employees of the Company or its group companies (Authorized Capital 2009/I). The subscription right of existing shareholders is excluded in relation to these shares. The Management Board determines the further content of the rights attached to the shares and the terms of the share issue with the approval of the Supervisory Board.”
8.	Creation of a new Authorized Capital 2009/II and corresponding amendments to the Articles of Association

Section 4 (2) of the Articles of Association describes the Authorized Capital 2007 of EUR 224,000,000.00. As a precautionary measure in order to safeguard the Company’s equity base in the long term in the face of the persistent global financial crisis, it is intended to create an additional authorized capital with a value of up to EUR 450,000,000.00 to issue new shares against contributions in cash and/or contributions in kind (Conditional Capital 2009/II).

The Supervisory Board and the Management Board consequently propose that the following resolution be passed:
(1)	The Management Board is authorized, with the approval of the Supervisory Board, to increase the share capital in the period until February 11, 2014 once or in partial amounts by a total of up to EUR 450,000,000.00 by issuing new no par value registered shares, carrying a dividend right as of the beginning of the fiscal year in which they are issued, against contributions in cash and/or contributions in kind. Shareholders have a general subscription right in relation to these shares. The shares may also be subscribed to by a bank or syndicate of banks subject to the condition that they be offered for purchase to the existing shareholders. The Management Board, however, is authorized, with the approval of the Supervisory Board, (i) to exclude fractional amounts from the subscription right and (ii) to exclude the subscription right in relation to capital increases against contributions in kind. The Management Board is also authorized, with the approval of the Supervisory Board, to determine the further content of the rights attached to the shares and the terms of the share issue (Authorized Capital 2009/II).

(2)	Section 4 of the Articles of Association acquires a new paragraph 11:

“(11) The Management Board is authorized, with the approval of the Supervisory Board, to increase the share capital in the period until February 11, 2014 once or in partial amounts by a total of up to EUR 450,000,000.00 by issuing new no par value registered shares, carrying a dividend right as of the beginning of the fiscal year in which they are issued, against contributions in cash and/or contributions in kind. Shareholders have a general subscription right in relation to these shares. The shares may also be subscribed to by a bank or syndicate of banks subject to the condition that they be offered for purchase to the existing shareholders. The Management Board, however, is authorized, with the approval of the Supervisory Board, (i) to exclude fractional amounts from the subscription right and (ii) to exclude the subscription right in relation to capital increases against contributions in kind. The Management Board is also authorized, with the approval of the Supervisory Board, to determine the further content of the rights attached to the shares and the terms of the share issue (Authorized Capital 2009/II).”
9.	Resolution on the launch of the “Infineon Technologies AG Stock Option Plan 2009” for the issue of subscription rights for shares to managers and other key employees of Infineon Technologies AG and its group companies, the creation of an additional Conditional Capital 2009/I and corresponding amendments to the Articles of Association

The “Infineon Technologies AG Stock Option Plan 2006” (“Stock Option Plan 2006”), which permits subscription rights to be issued to members of the Management Board, members of the senior management of group companies and other key employees of Infineon Technologies AG (“Infineon”) and its group companies, was approved by the Annual General Meeting of February 16, 2006. Under the Stock Option Plan 2006, subscription rights can be issued only until midyear 2009.

The Management Board and Supervisory Board believe that the use of medium1 and long-term remuneration components to encourage employees to remain with the Company is a necessary measure and that the existing Stock Option Plan 2006, which is soon to expire, ought to be replaced by a new plan with largely the same features.
The new “Infineon Technologies AG Stock Option Plan 2009” (“Stock Option Plan 2009”) is intended to have a reduced total volume of just 10,000,000 share options rather than the 13,000,000 of its predecessor. It is intended to have the same three year term. A new Conditional Capital 2009/I of EUR 20,000,000.00 (equal to 10,000,000 shares) is to be created to service the Stock Option Plan 2009.

The existing exercise thresholds will be retained unchanged for the Stock Option Plan 2009, so it will only be possible to exercise the stock options once the Infineon share has risen by at least 20% as compared with the price calculated for the day on which the options are allocated (absolute performance target) and has also exceeded the “Philadelphia Semiconductor Index” (SOX) for at least three consecutive trading days on at least one occasion during the lifetime of the subscription right (relative performance target).

The Management Board and Supervisory Board propose that the following resolution be passed:
(1)	The principal features of the Infineon Technologies AG Stock Option Plan 2009 (“Stock Option Plan 2009”) are as follows:
a)	Groups of eligible beneficiaries

The stock option plan provides for subscription rights for ordinary shares of Infineon Technologies AG (“subscription rights”) to be issued to (a) members of the Management Board of Infineon Technologies AG (“Infineon”), (b) members of the senior management of Infineon group companies and (c) other key employees of Infineon and the Infineon group companies worldwide. The precise groups of eligible beneficiaries and the number of subscription rights will be defined by the Supervisory Board of Infineon where subscription rights are to be offered to the Management Board. In all other cases, the Management Board will define these parameters, provided that the beneficiaries concerned are members of senior management or employees of group companies, but will do so in line with the group-wide principles for the Stock Option Plan 2009 as laid down by the Management Board and in consultation with the corporate bodies responsible for the remuneration of the beneficiaries in each case.

The total number of subscription rights issued across all groups over the lifetime of the stock option plan up to September 30, 2012 will be 10,000,000 (“total volume”). The subscription rights will be shared out as follows between the different eligible groups:
aa)	members of the Management Board of Infineon Technologies AG — a maximum of 1,625,000 subscription rights;

bb)	members of the senior management of Infineon group companies within and outside Germany — a maximum of 950,000 subscription rights;

cc)	other managers and key employees in the tiers below the Management Board of Infineon Technologies AG and the senior management of group companies within and outside Germany — a maximum of 7,425,000 subscription rights.

No more than 40% of the volume of subscription rights allocated to a particular group may be issued in one Infineon fiscal year.

b)	Timing of acquisition and purchase

Subscription rights may be issued
•	up to 45 days after the day on which the results for the fiscal year ended are announced, or

•	in each case up to 45 days after the day on which the results for the first, second or third quarter of a current fiscal year are announced, but in any case no later than two weeks before the end of the quarter in which the subscription rights are allocated.

The day on which the subscription rights are allocated (“day of allocation”) should be the same across the whole of the group for the annual tranches and will be defined by the Supervisory Board where members of the Management Board are involved, and by the Management Board in other cases.

c)	Lifetime of the subscription rights, waiting period and exercise periods

Subscription rights are valid for a period of six years from the day of allocation, but are subject to a waiting period of at least three years. Subscription rights can be exercised only in the time window (“exercise period”) between the end of the waiting period and the end of their lifetime.

Subscription rights may not be exercised during the period that starts two weeks before the end of the quarter and finishes at the end of the first day of stock exchange trading after publication of the quarterly results or during the period that starts two weeks before the end of the fiscal year and finishes at the end of the first day of stock exchange trading after publication of the results for the fiscal year ended (“closed periods”).

The holders of subscription rights must, furthermore, take note of the restrictions laid down in general legislation such as the German Securities Trading Act (Wertpapierhandelsgesetz).

d)	Other content of the subscription rights, the performance targets and the exercise price
aa)	Content and performance targets

It is intended to provide the subscription rights with an absolute performance target and a relative performance target:
•	Absolute performance target

The exercise of subscription rights is conditional on the closing price of the ordinary share of Infineon Technologies AG (“Infineon share”) in Xetra trading or trading with a successor system on the Frankfurt stock exchange (“Infineon share price”) reaching or exceeding the exercise price on at least one trading day during the lifetime of the subscription right.

•	Relative performance target

The exercise of subscription rights is also conditional on the performance of the Infineon share price having exceeded the performance of a comparative index, the “Philadelphia Semiconductor Index” (SOX) for at least three consecutive trading days on at least one occasion since the day of allocation during the lifetime of the subscription right. The performance of the share is evaluated by taking the closing value of the SOX and the Infineon share price on the relevant day of allocation and setting each as the baseline at 100%. If the SOX is discontinued or has its composition fundamentally altered during the lifetime of the stock option plan or of the subscription rights issued under it, the SOX will be replaced by another index with the closest possible composition to the SOX as it was previously. If no such index exists, a new comparative index that includes as many as possible of the individual prices previously tracked in the SOX will be calculated by a bank appointed by Infineon in such a way as to reproduce the SOX as closely as possible.
If both performance targets are achieved, every subscription right may be exercised within its lifetime subject to the other rules of the plan.

bb)	Exercise price

The exercise price for an Infineon share when exercising a subscription right is 120% of the average of the opening prices of the Infineon share in Xetra trading on the Frankfurt stock exchange on the five trading days preceding the relevant day of allocation of the subscription rights. If the exercise price thus calculated is lower than the minimum issue price pursuant to Section 9 (1) of the German Stock Corporation Act (Aktiengesetz), the minimum issue price must be paid as the exercise price instead.
e)	Protection against dilution

If during the lifetime of the subscription rights share capital is increased from Company funds, the share capital is reclassified or other measures are introduced that have the economic effect of diluting the subscription rights, Infineon Technologies AG will adjust the exercise price for each subscription right and/or the number of shares that can be purchased with each subscription right, subject to alternative provisions in the stock option plan, in accordance with the regulations of the Eurex Deutschland exchange applicable to the measure concerned. The adjustment is to be made in such a way that the total value of the subscription rights due to a beneficiary after the measure has been enacted will be the same as their previous total value. Infineon will not make any adjustments if the corresponding changes have been made in any case due to the law or if they amount to less than 1% of the exercise price of the subscription rights. The adjustment is made by the Supervisory Board of Infineon where members of the Management Board are involved, and by the Management Board in all other cases.

f)	Issuance to third parties; non-transferability

The subscription rights are non-transferable and can only be exercised by the beneficiary. Subscription rights may, however, be issued or passed on to third parties that hold or manage them for the beneficiary on a fiduciary basis. The subscription rights can also be bequeathed to the beneficiary’s heir or heirs. The conditions for exercise may stipulate that the exercise period during which the heir or heirs of the beneficiary may exercise the subscription rights is shorter than the regular exercise period for beneficiaries. Subscription rights acquired in a bequest may in any case only be exercised once the waiting period has elapsed.
g)	Satisfaction of the subscription right

The beneficiary may be offered the choice of purchasing Infineon Technologies AG shares held by the Company or receiving a cash settlement in place of having Infineon Technologies AG share certificates issued from the Conditional Capital 2009/I to be created for the purpose.

The decision as to which alternative is offered to the beneficiary in each case is made by the Management Board in agreement with the Supervisory Board unless the beneficiary is a member of the Management Board, in which case the decision is made by the Supervisory Board alone. The Management Board and Supervisory Board must reach their decision purely on the basis of what is best for the shareholders and the Company.

The cash settlement is equal to the difference between the exercise price and the closing price of the Infineon share in Xetra trading (or trading on a comparable successor system) on the day on which the subscription right is exercised.

h)	Other regulations

The rest of the details governing the granting and satisfaction of subscription rights are defined, together with the other conditions for exercise, by the Supervisory Board of Infineon where members of the Management Board of Infineon are involved and by the Management Board where employees of Infineon are involved. The Management Board also lays down the group-wide principles for the Stock Option Plan 2009.

If members of the senior management or employees of group companies are offered subscription rights, additional details are defined in accordance with the group-wide principles for the Stock Option Plan 2009 by the Management Board of Infineon in consultation with the corporate bodies responsible for setting the remuneration of the beneficiaries in each case.

The other regulations specifically include:
•	the definition of the number of subscription rights for individual beneficiaries or groups of beneficiaries,

•	the definition of rules governing the implementation of the option plan,

•	the procedure for the granting and exercise of the subscription rights,

•	the definition of vesting periods beyond the minimum waiting period of three years, especially the definition of staggered vesting periods for specific part-quantities of subscription rights, and the modification of vesting periods within the law in exceptional cases such as a change in control of the Company,

•	the regulations on the management and exercise of subscription rights in exceptional cases such as arise when the beneficiary leaves the group or dies or there is a change in control of the Company.
i)	Tax

All taxes and duties that fall due when the subscription rights are allocated or exercised, or when the shares acquired by exercise of the subscription rights are sold by the beneficiary, will be paid by the beneficiary.

j)	Mandatory reporting

The Management Board and the Supervisory Board will report on the uptake of the stock option plan and the subscription rights assigned to the beneficiaries every fiscal year in the annual report.
(2)	The share capital of the Company is conditionally increased by up to a nominal amount of EUR 20,000,000.00 by issuing up to 10,000,000 new no par value registered shares. The conditional increase in capital is effected only insofar as the holders of subscription rights issued in the period to September 30, 2012 under the “Infineon Technologies AG Stock Option Plan 2009” choose to exercise their subscription rights to Company shares and the Company does not provide a cash settlement or own shares to satisfy these subscription rights. The new shares have dividend rights from the start of the fiscal year of their issue (Conditional Capital 2009/I).

(3)	A new Paragraph 12 worded as follows is added to Section 4 of the Articles of Association:

“(12) The share capital of the Company is conditionally increased by up to a nominal amount of EUR 20,000,000.00 by issuing up to 10,000,000 new no par value registered shares. The conditional increase in capital is effected only insofar as the holders of subscription rights issued in the period to September 30, 2012 under the “Infineon Technologies AG Stock Option Plan 2009” choose to exercise their subscription rights to Company shares and the Company does not provide a cash settlement or own shares to satisfy these subscription rights. The new shares have dividend rights from the start of the fiscal year of their issue (Conditional Capital 2009/I).”
10.	Authorization to issue bonds with warrants and/or convertible bonds and at the same time creation of a Conditional Capital 2009/II and corresponding amendments to the Articles of Association

The Annual General Meeting of February 14, 2008 authorized the Management Board to issue bonds with warrants and convertible bonds (“bonds”) in an aggregate nominal amount of up to EUR 2,000,000,000.00 in the period until February 13, 2013 and approved a “Conditional Capital 2008” amounting to up to EUR 149,900,000.00 with a fixed option/conversion price to service these issues. This authorization, which was a response to several court decisions requiring that such a fixed option/conversion price be defined directly by the Annual General Meeting, has ended up denying the Company the flexibility it needs to make use of this important financing instrument under the much more difficult conditions now prevailing in the market. It is accordingly intended to seek a further authorization that defines an option/conversion price more appropriate to current market conditions but is otherwise essentially the same as the authorization approved by the Annual General Meeting 2008. It is also intended to create a new Conditional Capital 2009/II to service the option and conversion rights in the event the new authorization is utilized.
The new authorization and the new Conditional Capital 2009/II are not intended to increase the extent to which the holdings of current shareholders can be diluted, and the Company will therefore issue no more than EUR 2,000,000,000.00 of bonds in total under the existing authorizations. The Management Board, moreover, will only make use of its power to exclude the subscription right of existing shareholders pursuant to Section 186 (3) sentence 4 of the German Stock Corporation Act (Aktiengesetz) insofar as the shares to be issued to service the option and/or conversion rights established on this basis in aggregate do not exceed 10% of the share capital.

The Supervisory Board and the Management Board accordingly propose that the following resolution be passed:
(1)	Authorization of the Management Board to issue bonds with warrants and/or convertible bonds
a)	Authorization period, nominal amount, number of shares

The Management Board is authorized, in the period until February 11, 2014, once or in partial amounts,
•	to issue bonds with warrants and/or convertible bonds in an aggregate nominal amount of up to EUR 2,000,000,000.00 (“bonds”) through the Company or through companies in which the Company directly or indirectly has a majority holding (“subordinated group companies”) and

•	to guarantee such bonds issued by subordinated group companies of the Company and to grant the holders of bonds option or conversion rights to in aggregate up to 74,950,000 no par value Company registered shares, representing a notional portion of the share capital of up to EUR 149,900,000.00, in accordance with the relevant terms of the bonds. Other than in Euro, the bonds may also be denominated in the legal currency of a member country of the OECD, however, limited to the relevant equivalent value in Euro.

The individual issues may be divided into partial bonds, each of which conveys equal entitlement.

If convertible bonds are issued, the conversion rate is determined by dividing the nominal value of a partial bond by the defined conversion price for one Company ordinary registered share. The conversion rate is rounded to the fourth decimal place. The terms of the bonds may specify an additional payment in cash and provide for fractions that cannot be converted to be consolidated and/or settled in cash. If the nominal value of the bonds and the conversion price are indicated in different currencies, the last ECB reference rate available when the issue price of the bonds is finally set shall be used for the conversion. The terms of the bonds may in addition provide for a conversion obligation.

b)	Subscription right, exclusion of subscription rights

The shareholders shall in principle have a right to subscribe to the bonds; the bonds may also be subscribed to by a bank or syndicate of banks subject to the condition that they be offered for purchase to the existing shareholders. The Management Board, however, is authorized, with the approval of the Supervisory Board, to exclude the subscription right of the existing shareholders to the bonds,

•	if such bonds are issued against payment in cash and the issue price is not substantially lower than the theoretical market value of the bonds, as determined in accordance with accepted methods of financial mathematics; however this only applies insofar as the shares to be issued to service the option and/or conversion rights established on this basis in aggregate do not exceed 10% of the share capital either at the time of this authorization becoming effective or at the time of its exercise. That notional portion of the share capital that relates to shares issued or sold between February 12, 2009 and the expiry of this authorization with the subscription right of existing shareholders excluded in direct or analogous application of Section 186 (3) sentence 4 of the German Stock Corporation Act (Aktiengesetz) is to be included in this amount. Also to be included in this number are the shares that have been or can still be issued to service option and/or conversion rights insofar as the underlying bonds were issued during the lifetime of this authorization with the subscription right of existing shareholders excluded in analogous application of Section 186 (3) sentence 4 of the German Stock Corporation Act (Aktiengesetz), or

•	in order to exclude fractional amounts resulting from a given subscription ratio from the subscription right of existing shareholders to the bonds.
c)	Option or conversion price, protection against dilution

The option or conversion price is to be calculated in accordance with the following principles:
aa)	If the bonds do not specify a conversion obligation, the option or conversion price shall equal 125% of the volume-weighted average price of the shares of the Company in Xetra trading on the Frankfurt Stock Exchange (or a comparable successor system) in the period between the start of the institutional placing (book-building) and the setting of the issue price of the bonds as established using the AQR VWAP function of the Bloomberg information system or a comparable successor function. If no volume-weighted average price is available for this period, the option or conversion price shall equal 125% of the closing price of the shares of the Company in Xetra trading on the Frankfurt Stock Exchange (or a comparable successor system) on the last exchange trading day before the day on which the issue price of the bonds is set. The volume-weighted average price or closing price is referred to below as the “reference price”.

bb)	If bonds specifying a conversion obligation are issued, the conversion price shall equal:
•	100% of the reference price if the arithmetic mean of the closing prices of the shares of the Company in Xetra trading on the Frankfurt Stock Exchange (or a comparable successor system) on the twenty exchange trading days prior to and including the third trading day before the date of conversion is less than or equal to the reference price;

•	115% of the reference price if the arithmetic mean of the closing prices of the shares of the Company in Xetra trading on the Frankfurt Stock Exchange (or a comparable successor system) on the twenty exchange trading days prior to and including the third trading day before the day of conversion is greater than or equal to 115% of the reference price;
•	the arithmetic mean of the closing prices of the shares of the Company in Xetra trading on the Frankfurt Stock Exchange (or a comparable successor system) on the twenty exchange trading days prior to and including the third trading day before the date of conversion if this value is greater than the reference price but less than 115% of the reference price;

•	115% of the reference price irrespective of the preceding provisions if the holders of the bonds exercise an existing conversion right prior to the conversion obligation taking effect;

•	100% of the reference price irrespective of the preceding provisions if the Management Board, acting with the consent of the Supervisory Board and in compliance with the terms of the bonds, initiates an early conversion in order to avert an immediate and serious adverse effect for the Company or to avoid the significant downgrading of the Company’s public credit rating by a recognized rating agency.
cc)	Without prejudice to Section 9 (1) of the German Stock Corporation Act (Aktiengesetz), the option or conversion price may be reduced pursuant to a dilution protection clause in accordance with the terms if the Company increases its share capital before the end of the option or conversion period, honoring the subscription right of existing shareholders, or issues or guarantees further bonds and the holders of option rights or the creditors of convertible bonds are not granted a subscription right in this relation. The terms may also provide for a value-preserving adjustment of the option or conversion price in case of other measures that may result in a dilution of the value of the option or conversion rights.

dd)	In any event, the notional portion of the share capital attributable to the shares to be subscribed for each bond may not exceed the nominal value of the bond.
d)	Authorization to determine further details

The Management Board is authorized, in accordance with the aforementioned requirements, to determine the further details of the issue and features of the bonds and their terms alone or in agreement with the corporate bodies of the subordinated group company issuing the bonds. The further details and features that may be determined specifically include interest rate, issue price, term and denomination, creation of a conversion obligation, determination of an additional payment in cash, settlement or consolidation of fractional amounts, cash payment instead of delivery of shares, supply of existing shares rather than new shares, protection against dilution and option/conversion period.
(2)	Conditional capital increase

The share capital is conditionally increased by up to EUR 149,900,000.00 by issuing up to 74,950,000 new no par value registered shares carrying a dividend right as of the beginning of the fiscal year in which they are issued. The conditional capital increase serves the purpose of granting shares to the holders or creditors of bonds with warrants and/or convertible bonds issued by the Company or a subordinated group company on the basis of the authorization of the Annual General Meeting of February 12, 2009. The new shares are issued at the option/conversion price determined in accordance with the aforementioned authorization. The conditional capital increase is to be effected only insofar as option and/or conversion rights relating to the bonds are exercised or any conversion obligations under these bonds are fulfilled and insofar as no cash settlement is granted and no own shares are used for servicing. The Management Board is authorized to determine the further details of implementation of the conditional capital increase (Conditional Capital 2009/II).
(3)	Amendment to the Articles of Association

The following new paragraph 13 is inserted into Section 4 of the Articles of Association:

“(13) The share capital is conditionally increased by up to EUR 149,900,000.00 by issuing up to 74,950,000 new no par value registered shares carrying a dividend right as of the beginning of the fiscal year in which they are issued. The conditional capital increase serves the purpose of granting shares to the holders or creditors of bonds with warrants and/or convertible bonds issued by the Company or a subordinated group company against payment in cash on the basis of the authorization of the Annual General Meeting of February 12, 2009. The conditional capital increase is to be effected only insofar as option and/or conversion rights relating to the bonds are exercised or any conversion obligations under these bonds are fulfilled and insofar as no cash settlement is granted and no own shares are used for servicing. The Management Board is authorized to determine the further details of implementation of the conditional capital increase (Conditional Capital 2009/II).”
11.	Amendments to the Articles of Association
(1)	Composition of the Supervisory Board, Section 6 of the Articles of Association

The Articles of Association specify that the Supervisory Board consists of sixteen members. This stipulation makes it impossible to modify the Supervisory Board if necessary to bring it into line with legal requirements. It is intended that in future the size of the Supervisory Board should only be guided by the pertinent legal provisions and in particular the German Codetermination Act (Mitbestimmungsgesetz).

The Supervisory Board and Management Board propose that the following resolution be passed:

Section 6 (1) sentence 1 of the Articles of Association is rescinded and replaced with the following new text:

“(1) The supervisory board consists of the minimum number of members required by law.”

Section 6 (1) sentences 2 to 4 are unaffected.

(2)	Elections, Section 17 (2) of the Articles of Association

Elections may be carried out in a number of ways as ordained by the Chairperson of the Annual General Meeting, for example with candidates elected individually or standing directly against one another in a ballot. The Articles of Association should reflect these different possibilities.

The Supervisory Board and Management Board propose that the following resolution be passed:

Section 17 (2) is rescinded and replaced with the following new text:

“(2) The preceding Paragraph 1 shall also apply to election and deselection processes. However, if the Chairperson of the Annual General Meeting puts forward more candidates in a ballot than there are posts to be filled, those candidates who receive the most votes shall be deemed to have been elected.”

(3)	Notification of attendance at the Annual General Meeting, Section 14 of the Articles of Association

The available methods for giving notification of attendance at the Annual General Meeting are to be simplified (text form rather than in writing or by facsimile; notification of attendance need no longer be given at the Company’s registered place of business) and details that are superfluous in practice (curtailment of the period in which notification of attendance must be given) are to be removed.

The Supervisory Board and Management Board propose that the following resolution be passed:

Section 14 sentence 2 of the Articles of Association is revised and reworded as follows:

“The notification of attendance shall be made in text form or by electronic means in a way to be determined by the Company to the address indicated for this purpose in the document giving notice of the meeting.”

Section 14 sentence 4 of the Articles of Association is deleted. The remaining sentences of Section 14 are unaffected, so the old sentence 5 becomes the new sentence 4.

(4)	Exercise of voting rights, Section 16 (2) of the Articles of Association

It is intended to simplify the process of appointing a proxy to exercise voting rights in the same way as the process of giving notification of attendance at the Annual General Meeting.

The Supervisory Board and Management Board propose that the following resolution be passed:

Section 16 (2) sentence 2 of the Articles of Association is revised and reworded as follows:

“If neither a bank nor a shareholders’ association is named as a proxy, authority to attend and vote by proxy must be submitted in text form or by electronic means in a way to be determined by the Company.”

The remaining sentences of Section 16 (2) are unaffected.
12.	Approval of a domination and profit-and-loss transfer agreement with Infineon Technologies Mantel 19 GmbH
The Supervisory Board and the Management Board propose that the following resolution be passed:

The domination and profit-and-loss transfer agreement of December 17, 2008 (“agreement”) between Infineon Technologies AG (the controlling company — “Infineon AG”) and Infineon Technologies Mantel 19 GmbH (the controlled company — “Mantel 19 GmbH”), which is registered in the commercial register of Munich Local Court under HRB 158372, is approved.

The principal elements of the agreement are as follows:

(1)	Mantel 19 GmbH puts the management of its company under the control of Infineon AG. Infineon AG is accordingly authorized to issue instructions to the senior management of Mantel 19 GmbH in relation to the management of the company. This authority to issue instructions notwithstanding, responsibility for managing and representing Mantel 19 GmbH remains with the senior management of Mantel 19 GmbH.

(2)	Mantel 19 GmbH undertakes to transfer its entire profit to Infineon AG. The sum to be transferred is the annual net profit — subject to the creation or release of free reserves pursuant to Item (3) — achieved prior to the profit transfer, minus a possible loss carryforward from the previous year. Section 301 of the German Stock Corporation Act (Aktiengesetz) as amended applies accordingly.

(3)	Mantel 19 GmbH may, with the approval of Infineon AG, add amounts from the annual net profit to other revenue reserves pursuant to Section 272 (3) of the German Commercial Code (Handelsgesetzbuch) insofar as this is permitted under commercial law and is financially justified from the perspective of reasonable business administration principles. Other revenue reserves pursuant to Section 272 (3) of the German Commercial Code (Handelsgesetzbuch) created during the term of the agreement are to be released at the request of Infineon AG and used to offset any net loss for the year or transferred as profit. There will be no transfer of amounts released from other revenue reserves pursuant to Section 272 (3) of the German Commercial Code (Handelsgesetzbuch) created before the start of the agreement or of profit brought forward before the start of the agreement.

(4)	Infineon AG is required, in accordance with Section 302 (1) of the German Stock Corporation Act (Aktiengesetz) as amended, to reimburse any annual net loss incurred by Mantel 19 GmbH during the lifetime of the agreement insofar as this loss is not offset by releasing, from other revenue reserves pursuant to Section 272 (3) of the German Commercial Code (Handelsgesetzbuch), amounts that have been added during the lifetime of the agreement. The remaining provisions of Section 302 of the German Stock Corporation Act (Aktiengesetz) as amended also apply as appropriate to this agreement.

(5)	The agreement only comes into force once it has been approved by the Shareholders’ Meeting of Mantel 19 GmbH and the Annual General Meeting of Infineon AG and entered in the commercial register of Mantel 19 GmbH.

(6)	The agreement applies in respect of Infineon AG’s right of management for Mantel 19 GmbH defined in Item (1) for the period following the coming into force of the agreement and in addition, initially with retrospective effect, for the entire fiscal year of Mantel 19 GmbH in which the agreement is entered in the commercial register of Mantel 19 GmbH.

(7)	The agreement may be terminated by either of the parties to the agreement once at least five years have passed from the beginning of the fiscal year of Mantel 19 GmbH in which the obligation to transfer profits or offset losses first applied. The intent to terminate the agreement must be announced in writing and a notice period of six months must be observed. If the agreement is not terminated, it will be extended for an indefinite period with the proviso that it may be terminated at the end of the fiscal year of Mantel 19 GmbH subject to a period of notice of six months.

The Shareholders’ Meeting of Mantel 19 GmbH approved the domination and profit-and-loss transfer agreement on December 19, 2008 in notarized form. However the agreement must still be approved by the Annual General Meeting of Infineon AG and entered in the commercial register at the registered seat of Mantel 19 GmbH in order to come into force.

All of the shares of Mantel 19 GmbH are held directly by Infineon AG. The absence of any external shareholders means that Infineon AG does not have to pay any compensation pursuant to Section 304 of the German Stock Corporation Act (Aktiengesetz) or guarantee any settlement payments pursuant to Section 305 of the German Stock Corporation Act (Aktiengesetz).

A review of the agreement by a qualified auditor pursuant to Section 293 b of the German Stock Corporation Act (Aktiengesetz) is unnecessary for the same reason.

The domination and profit-and-loss transfer agreement, the annual financial statements, the management reports of the companies entering into the agreement for each company’s last three fiscal years — insofar as these have to be prepared pursuant to the applicable statutory provisions — and the report on the domination and profit-and-loss transfer agreement prepared jointly by the Management Board of Infineon AG and the senior management of Mantel 19 GmbH are held available for inspection by shareholders at the joint business premises of Infineon AG and Mantel 19 GmbH, Am Campeon 1–12, 85579 Neubiberg, Germany. All shareholders may request to be sent a copy of these documents free of charge without delay.

13.	Approval of a domination and profit-and-loss transfer agreement with Infineon Technologies Dresden GmbH

The Supervisory Board and the Management Board propose that the following resolution be passed:

The domination and profit-and-loss transfer agreement of December 16, 2008 (“agreement”) between Infineon Technologies AG (the controlling company — “Infineon AG”) and Infineon Technologies Dresden GmbH (the controlled company — “Infineon Dresden GmbH”), which is registered in the commercial register of Dresden Local Court under HRB 27169, is approved.

The principal elements of the agreement are as follows:
(1)	Infineon Dresden GmbH puts the management of its company under the control of Infineon AG. Infineon AG is accordingly authorized to issue instructions to the senior management of Infineon Dresden GmbH in relation to the management of the company. This authority to issue instructions notwithstanding, responsibility for managing and representing Infineon Dresden GmbH remains with the senior management of Infineon Dresden GmbH.

(2)	Infineon Dresden GmbH undertakes to transfer its entire profit to Infineon AG. The sum to be transferred is the annual net profit — subject to the creation or release of free reserves pursuant to Item (3) — achieved prior to the profit transfer, minus a possible loss carryforward from the previous year. Section 301 of the German Stock Corporation Act (Aktiengesetz) as amended applies accordingly.

(3)	Infineon Dresden GmbH may, with the approval of Infineon AG, transfer amounts from the annual net profit to other revenue reserves pursuant to Section 272 (3) of the German Commercial Code (Handelsgesetzbuch) insofar as this is permitted under commercial law and is financially justified from the perspective of reasonable business administration principles. Other revenue reserves pursuant to Section 272 (3) of the German Commercial Code (Handelsgesetzbuch) created during the term of the agreement are to be released at the request of Infineon AG and used to offset any net loss for the year or transferred as profit. There will be no transfer of amounts released from other revenue reserves pursuant to Section 272 (3) of the German Commercial Code (Handelsgesetzbuch) created before the start of the agreement or of profit brought forward before the start of the agreement.
(4)	Infineon AG is required, in accordance with Section 302 (1) of the German Stock Corporation Act (Aktiengesetz) as amended, to reimburse any annual net loss incurred by Infineon Dresden GmbH during the lifetime of the agreement insofar as this loss is not offset by releasing, from other revenue reserves pursuant to Section 272 (3) of the German Commercial Code (Handelsgesetzbuch), amounts that have been added during the lifetime of the agreement. The remaining provisions of Section 302 of the German Stock Corporation Act (Aktiengesetz) as amended also apply as appropriate to this agreement.

(5)	The agreement only comes into force once it has been approved by the Shareholders’ Meeting of Infineon Dresden GmbH and the Annual General Meeting of Infineon AG and entered in the commercial register of Infineon Dresden GmbH.

(6)	The agreement applies in respect of Infineon AG’s right of management for Infineon Dresden GmbH defined in Item (1) for the period following the coming into force of the agreement and in addition, initially with retrospective effect, for the entire fiscal year of Infineon Dresden GmbH in which the agreement is entered in the commercial register of Infineon Dresden GmbH.

(7)	The agreement may be terminated by either of the parties to the agreement once at least five years have passed from the beginning of the fiscal year of Infineon Dresden GmbH in which the obligation to transfer profits or offset losses first applied. The intent to terminate the agreement must be announced in writing and a notice period of six months must be observed. If the agreement is not terminated, it will be extended for an indefinite period with the proviso that it may be terminated at the end of the fiscal year of Infineon Dresden GmbH subject to a period of notice of six months.
The Shareholders’ Meeting of Infineon Dresden GmbH approved the domination and profit-and-loss transfer agreement on December 19, 2008 in notarized form. However, the agreement must still be approved by the Annual General Meeting of Infineon AG and entered in the commercial register at the registered seat of Infineon Dresden GmbH in order to come into force.

All of the shares of Infineon Dresden GmbH are held directly by Infineon AG. The absence of any external shareholders means that Infineon AG does not have to pay any compensation pursuant to Section 304 of the German Stock Corporation Act (Aktiengesetz) or guarantee any settlement payments pursuant to Section 305 of the German Stock Corporation Act (Aktiengesetz).

A review of the agreement by a qualified auditor pursuant to Section 293 b of the German Stock Corporation Act (Aktiengesetz) is unnecessary for the same reason.

The domination and profit-and-loss transfer agreement, the annual financial statements, the management reports of the companies entering into the agreement for each company’s last three fiscal years — insofar as these have to be prepared pursuant to the applicable statutory provisions — and the report on the domination and profit-and-loss transfer agreement prepared jointly by the Management Board of Infineon AG and the senior management of Infineon Dresden GmbH are held available for inspection by shareholders at the business premises of Infineon Technologies AG, Am Campeon 1-12, 85579 Neubiberg, Germany, and at the business premises of Infineon Dresden GmbH, Königsbrücker Strasse 180, 01099 Dresden, Germany. All shareholders may request to be sent a copy of these documents free of charge without delay.
Reports of the Management Board
Report of the Management Board concerning Item 5 on the Agenda
The authorization to purchase own shares is intended to enable the Company to use the shares purchased for any legally permitted purpose. The shares purchased may be sold through the stock exchange or by means of a public offer to all shareholders, in both cases in accordance with the statutory principle of equal treatment, or recalled, in which case there are no such restrictions, or they may be used in particular for the following purposes:
•	as an acquisition currency in connection with company mergers or the acquisition of companies, parts of companies or participations in companies,
•	to service bonds with warrants or convertible bonds issued or guaranteed by the Company,
•	to meet obligations under the “Infineon Technologies AG Stock Option Plan 2006” (“Stock Option Plan 2006”), and
•	to be offered and transferred to people who are employed by the Company or by a company affiliated with the Company.
In light of the potential uses indicated for the own shares purchased, we consider the following points to be of principal significance:
•	Own shares as consideration in company acquisitions

We wish to be able to offer own shares in company acquisitions, as it can be advantageous not to make the entire purchase price available from an authorized capital.

•	Own shares to service bonds with warrants and convertible bonds

Moreover, we also wish to be able to use own shares to service bonds with warrants and convertible bonds that have been or will be issued or guaranteed by the Company. Although there are conditional capitals of sufficient volume available for such bonds issued by the Company, the terms of the bonds usually also permit the Company the alternative of meeting any conversion obligations from own shares. This option also harbors benefits in terms of enhanced flexibility. One of the advantages of using existing own shares for this purpose is that there is then no need to create new shares, so the dilution effect typically associated with capital increases when making use of conditional capital is avoided.

•	Meeting obligations under the Stock Option Plan 2006

We also wish to be able to offer own shares to holders of subscription rights from the Stock Option Plan 2006. The Stock Option Plan 2006 approved by the Annual General Meeting of February 16, 2006 in relation to Item 6 on the Agenda can be serviced using the conditional capital available for this purpose, but also using own shares. The resolution proposed under Item 5 on the Agenda for this year’s Annual General Meeting is intended to facilitate servicing using own shares.

•	Own shares to be offered and transferred to employees

We additionally wish to be able to offer own shares for sale or transfer to employees of the Company or of companies affiliated with the Company. Use of own shares for this purpose is actually provided for in Section 71 (1) No. 2 of the German Stock Corporation Act (Aktiengesetz), however it may also be expedient to use for this purpose own shares that the Company has already purchased under the terms of an authorization pursuant to Section 71 (1) No. 8 of the German Stock Corporation Act (Aktiengesetz).
The subscription right of shareholders in respect of these shares must be excluded in all of the cases presented so that the shares can be used for the purposes described. The administration will examine in every case whether it is appropriate to use own shares of the Company for the measures indicated. When making their decision, the corporate bodies will be guided by the interests of the shareholders and of the Company and will carefully consider whether the exclusion is necessary in the interests of the Company. Only if these conditions are met will the measure be taken and the subscription rights of the shareholders excluded. The Management Board will report on the decision at the next Annual General Meeting following the decision pursuant to Section 71 (3) of the German Stock Corporation Act (Aktiengesetz).
Purchasing methods:
The resolution proposed provides two recognized methods of purchasing the shares: via the stock exchange and via a public purchase offer. Section 71 (1) No. 8 of the German Stock Corporation Act (Aktiengesetz) states that the method of purchasing via the stock exchange in itself satisfies the requirements of the principle of equal treatment. Any disadvantage to shareholders is similarly excluded in the case of a public purchase offer.
Report of the Management Board concerning Item 7 on the Agenda
The existing Authorized Capital II/2004 of EUR 30,000,000.00 described in Section 4 (3) of the Articles of Association expires on January 19, 2009. We accordingly wish to replace it with a new Authorized Capital 2009/I from which shares can be issued to employees of the Company or its group companies. The subscription right of existing shareholders must be excluded in relation to these shares. Like the authorized capital it is to replace, the new authorized capital will amount to EUR 30,000,000.00.
Issuing employee shares helps to integrate employees into the Company and encourages them to take a more active role in ensuring its success. It is therefore very much in the interests of the Company and its shareholders.
We also wish to be able to set an issue price for employee shares that is below the stock exchange price at the time. Our intention here is that the total value of the concession extended to an employee through the specially priced shares should be proportionate to the employee’s remuneration or the expected benefit for the Company of the conditions being satisfied. We do not, in other words, envisage calculating the concession on the basis of a formal assessment of the discount on each share.

It will be necessary to exclude the subscription right of shareholders in order to achieve the aforementioned aims.
The Management Board will review each case carefully before deciding whether to make use of the authorization granted to it by the Annual General Meeting to proceed with a capital increase with the subscription right of existing shareholders excluded. This power will only be used if the Management Board and Supervisory Board believe such a course of action to be in the interests of the Company and its shareholders.
Report of the Management Board concerning Item 8 on the Agenda
The Management Board and the Supervisory Board are proposing to the Annual General Meeting the creation of a new Authorized Capital 2009/II totaling up to EUR 450,000,000.00 which will be available for capital increases against contributions in cash and/or contributions in kind.
Shareholders will have a general subscription right if use is made of the Authorized Capital 2009/II. We do, however, want the Management Board to be authorized, with the approval of the Supervisory Board, to exclude fractional amounts from the subscription right of shareholders. This is entirely reasonable, as the costs of trading subscription rights relating to fractional amounts are not at all proportionate to the benefits for shareholders, and the fact that the exclusion is limited to fractional amounts means that the potential dilution effect is negligible.
It is intended that it also be possible, with the approval of the Supervisory Board, to exclude subscription rights in respect of capital increases against contributions in kind. We have already completed several acquisitions using own shares, and we would like to retain the ability to acquire companies, parts of companies, participations and other assets in order to improve our competitive strength and our financial position and to enhance our profitability. When own financial resources are tight and access to external funding is difficult, own shares issued under authorized capital are often the only reasonable consideration. The option to use own shares as an acquisition currency gives the Company the necessary leeway to make use of acquisition opportunities swiftly and flexibly. Such acquisitions usually have to be effected at short notice, so with Annual General Meetings taking place only once a year it is generally not possible to submit them to the Annual General Meeting in the form of resolutions, and in most cases there is also not enough time to convene an extraordinary general meeting. What is needed in such situations is an authorized capital that the Management Board can access, subject to the approval of the Supervisory Board, at very short notice.
Report of the Management Board concerning Item 10 on the Agenda
Bonds with warrants and convertible bonds (“bonds”) are an important source of finance for us. They enable the Company to obtain low-interest debt capital, which in some instances it may later retain in the form of equity. The conversion and option premiums realized, moreover, accrue to the Company. Our Company has already issued two convertible bonds, the first in 2002 and the second in 2003, on the basis of existing authorizations. One of these bond issues matured in February 2007. The Annual General Meeting of February 14, 2008 authorized the Management Board to issue bonds in an aggregate nominal amount of up to EUR 2,000,000,000.00 in the period until February 13, 2013 and also approved a “Conditional Capital 2008” amounting to up to

EUR 149,900,000.00 to service these issues. This authorization came in response to several court decisions that challenged the previously common practice of creating conditional capitals to service bonds and setting an associated minimum price, and called instead for a fixed option/conversion price be defined directly by the Annual General Meeting. The existing authorization, however, does not give the Company the flexibility it needs under the much more difficult conditions now prevailing in the market. We accordingly wish to obtain a further authorization that defines an option/conversion price more appropriate to current market conditions but is otherwise essentially the same as the authorization approved by the Annual General Meeting 2008, and to create a new Conditional Capital 2009/II to service the option and conversion rights in the event this new authorization is utilized.
We would like this authorization similarly to permit bonds to be issued in the aggregate amount of up to EUR 2,000,000,000.00, and for there to be shares representing a notional portion of the share capital of up to EUR 149,900,000.00 — corresponding to up to 74,950,000 shares — available to service these bonds.
The new authorization and the new Conditional Capital 2009/II are not intended to increase the extent to which the holdings of current shareholders can be diluted, and the Company will therefore issue no more than EUR 2,000,000,000.00 of bonds in total under the existing authorizations. The Management Board, moreover, will only exercise the option of excluding the subscription right of existing shareholders pursuant to Section 186 (3) sentence 4 of the German Stock Corporation Act (Aktiengesetz) insofar as the shares to be issued to service the option and/or conversion rights established on this basis in aggregate do not exceed 10% of the share capital.
Our shareholders in principle have a subscription right to the bonds under the applicable statutory provisions. This enables them to invest their capital with the Company and at the same time maintain their proportionate stake in the Company. We do, however, want the Management Board to be authorized to exclude this subscription right in certain circumstances as provided for under the law subject to the approval of the Supervisory Board:
•	The Management Board is authorized to exclude the subscription right in analogous application of Section 186 (3) sentence 4 of the German Stock Corporation Act (Aktiengesetz) with the approval of the Supervisory Board if the issue price of the bonds is not substantially lower than their theoretical market value as determined in accordance with accepted methods of financial mathematics (Section 221 (4) sentence 2 in conjunction with Section 186 (3) sentence 4 of the German Stock Corporation Act (Aktiengesetz)). Such exclusion of the subscription rights of existing shareholders is necessary if a bond is to be placed at short notice in order to make use of a favorable market environment. The interests of the shareholders are preserved in that the bonds are issued at a price which is not substantially lower than their market value, as a result of which the value of a subscription right is practically zero. This option is limited to bonds with rights to shares representing a notional portion of not more than 10% of the share capital. That notional portion of the share capital that relates to shares issued or sold between February 12, 2009 and the expiry of this authorization with the subscription right of existing shareholders excluded in direct or analogous application of Section 186 (3) sentence 4 of the German Stock Corporation Act (Aktiengesetz) is to be included in this amount. Also to be included in this number are the shares that have been or can still be issued to service option and/or conversion rights insofar as the bonds were issued during the term of this authorization with the subscription right of existing shareholders excluded in analogous application of Section 186 (3) sentence 4 of the German Stock Corporation Act (Aktiengesetz).
These two sums are included in the 10% figure in the interests of minimizing any dilution of the stake of the shareholders. The Management Board, moreover, will only exercise the option, created under the 2007 and 2008 authorizations and the new authorization to be approved, of excluding the subscription right for the bonds of existing shareholders pursuant to Section 186 (3) sentence 4 of the German Stock Corporation Act (Aktiengesetz) insofar as the shares to be issued to service the option and/or conversion rights established on this basis in aggregate do not exceed 10% of the share capital.

•	It will also be possible to exclude the shareholders’ subscription right in order to permit exploitation of fractional amounts in issues for which shareholders have a subscription right in principle. It is reasonable and customary to exclude the subscription right of existing shareholders in relation to fractional amounts, as the costs of trading subscription rights relating to fractional amounts are not at all proportionate to the benefits for shareholders. The fact that the exclusion is limited to fractional amounts means that the potential dilution effect is negligible.
Total number of shares and voting rights
The share capital of the Company in the amount of EUR 1,499,484,170.00 is divided into 749,742,085 ordinary shares at the time of the calling of the Annual General Meeting. Each ordinary share carries one vote, so at the time of the calling of the Annual General Meeting there are 749,742,085 voting rights. The number of voting rights may change in the period prior to the Annual General Meeting.
Attendance at the Annual General Meeting
1.	All shareholders who are entered in the Company’s stock register as shareholders of the Company and have registered their attendance at the Annual General Meeting by no later than the end of February 5, 2009 are entitled to attend the Annual General Meeting and to exercise their voting rights pursuant to Section 14 of the Articles of Association.

Shareholders may register their intention to attend with the Management Board by writing to the following address
Infineon Hauptversammlung 2009
Am Campeon 1-12
85579 Neubiberg
Germany
or by sending a fax to
+49 (0)89 234-9550153
or by visiting the following website
www.infineon.com/agm.
You will need a personal access code, which is sent to you with the Annual General Meeting documents, in order to use the electronic registration option. If you have already registered for electronic delivery of the Annual General Meeting documents, please use the personal access code you have already chosen.

If you wish to attend the Annual General Meeting, please register your attendance as early as possible so as to facilitate the organization of the meeting.

2.	Shareholders who are entered in the Company’s stock register may exercise their voting rights themselves or appoint a willing proxy, for example a bank or a shareholders’ association, to exercise their voting rights at the Annual General Meeting. Attendance has to be registered on time even if a proxy is to be used.
a.	If neither a bank nor a shareholders’ association is named as a proxy, authority to attend and vote by proxy must be granted (i) in writing, by facsimile or via the internet using the addresses indicated above for registration or (ii) directly to the proxy in writing or by facsimile.

b.	The pertinent statutory provisions apply when naming a bank or shareholders’ association as a proxy.

c.	Shareholders can also opt to be represented at the Annual General Meeting by Company employees selected by Infineon (“employee proxies”). Employee proxies must be issued explicit instructions on how the voting right is to be used for each item on the Agenda. Employee proxies are bound to vote in accordance with the instructions issued to them. Employee proxies can be appointed and issued with instructions in writing, by facsimile or via the internet using the addresses indicated above for registration.

Please note that employee proxies will not accept instructions to speak, to submit objections to Annual General Meeting resolutions or to ask questions or introduce proposals and that they will not vote on proposals on the procedure at the Annual General Meeting or any other proposal not brought forth prior to the Annual General Meeting.

d.	Instructions issued to a bank or shareholders’ association appointed as proxy or to an employee proxy using the addresses indicated above for registration can still be amended or revoked (i) in writing until February 11, 2009, (ii) by facsimile until February 12, 2009, 12:00 Central European Time or (iii) via the internet until the end of the general debate at the Annual General Meeting. If the amendment or revocation is submitted in writing or by facsimile, its admissibility will be determined on the basis of the date and time of its receipt by Infineon.
3.	If a bank is entered in the Company’s stock register, it may exercise the voting right in relation to shares not owned by it only by virtue of an authorization granted to it by the relevant shareholder.
4.	Holders of American Depositary Shares (ADS) will receive the necessary information and documents for the Annual General Meeting from Deutsche Bank (Depositary).
Unrestricted availability of shares
Registering to attend the Annual General Meeting will not result in your shares being blocked, so you can dispose of your shares without restriction even after registration is complete.

Documents and reports relating to the Annual General Meeting
Copies of the documents referred to in Items 1, 12 and 13 on the Agenda, the documents giving notice of the Annual General Meetings of February 16, 2006 (regarding the Stock Option Plan 2006) and April 6, 2001 (regarding the Infineon Technologies AG 2001 International Long Term Incentive Plan) referred to in Items 5 and 6 on the Agenda, the Management Board reports concerning Items 5, 7, 8 and 10 on the Agenda and the annual report for the Infineon Group with the consolidated financial statements prepared in accordance with US GAAP are available for inspection and download on the internet at www.infineon.com/agm. All documents will also be available for inspection at the Annual General Meeting.
Shareholder proposals and queries
Shareholders wishing to submit proposals pursuant to Sections 126 and 127 of the German Stock Corporation Act (Aktiengesetz) must send them to the following address:
Infineon Technologies AG
Investor Relations
Am Campeon 1-12
85579 Neubiberg
Germany
(fax: +49 (0)89 234-9550153)
Any shareholder proposals that need to be made public will be published on the internet along with any related opinions from the administration at www.infineon.com/agm.
Any queries may be submitted to the address above or sent by e-mail to:
hv2009@infineon.com.
Provided that the Chairperson of the Annual General Meeting permits the proceedings to be transmitted, all interested parties will be able to follow the speeches of the Chairperson of the Annual General Meeting and of the Management Board at the start of the meeting live on the internet at www.infineon.com/agm and shareholders will also be able to follow the debate.
The invitation to the Annual General Meeting was published in the electronic version of the German Federal Gazette on January 2, 2009.
Pursuant to Section 128 of the German Stock Corporation Act (Aktiengesetz), we disclose the following information:
Credit Suisse International (formerly known as Credit Suisse First Boston International), London, which is a part of the Credit Suisse Group, was involved in the most recent issue of the Company’s securities, which occurred within the last five years.
Best regards
Infineon Technologies AG
The Management Board